Exhibit 12.4 Statements Re: Computation of Ratios

ATLANTIC CITY ELECTRIC COMPANY

	For the Year Ended December 31,
	2012	2011	2010	2009	2008
	(millions of dollars)
Earnings
Net income for common stock	$35	$39	$53	$41	$64
Preferred stock dividend	—	—	—	—	—
(Income) or loss from equity investees	—	—	—	—	—
Minority interest loss	—	—	—	—	—
Income tax expense	18	33	43	17	30

Pre-tax income for common stock	53	72	96	58	94
Add: Fixed charges*	75	74	69	72	67
Add: Distributed income of equity investees	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—

Earnings	$128	$146	$165	$130	$161

*Fixed Charges
Interest on long-term debt	$69	$69	$63	$67	$60
Interest capitalized	—	—	—	—	—
Other interest	—	—	—	—	—
Amortization of debt discount, premium, and expense	2	2	3	2	4
Interest component of rentals	4	3	3	3	3
Pre-tax preferred stock dividend requirement	—	—	—	—	—

Fixed charges	$75	$74	$69	$72	$67

Ratio of earnings to fixed charges (a)	1.71	1.97	2.39	1.81	2.40

(a)	ACE has no preference equity securities outstanding, therefore the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.

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